Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

RECEIVED
2004 NOV 29 A 11:

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

04046370

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
November 15th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press Information :

PROCESSED
DEC 02 2004
THOMSON
FINANCIAL

- November 5th 2004

Sincerely yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON

Press release

Exemption number file n° 82.3336

Paris, November 5, 2004

CIMENTS FRANÇAIS: A CONTINUING UPWARD TREND IN RESULTS

At its meeting of November 3, 2004, held under the chairmanship of Mr Yves René Nanot, the Board of Directors of Ciments Français reviewed its consolidated accounts as of September 30, 2004.
These non-audited accounts were drawn up in accordance with the Group's accounting standards.

CONSOLIDATED SALES:

At September 30, 2004, consolidated net sales amounted **2,326 million euros**, up 5.5 % compared with the figure recorded in 2003. **It progressed 7.7% on a like for like basis.** The unfavourable exchange rate impact was 56.7 million euros (-2.6%) and the perimeter effect was limited to +0.4%.

BREAKDOWN BY GEOGRAPHICAL ZONES

	September 30			
In M€	**2004**	**2003**	%	% (1)
European Union	1,345.9	1,282.5	*4.9*	*5.1*
of which France	*969.6*	*889.3*	*9.0*	*8.0*
North America	416.3	403.1	*3.3*	*13.8*
Asia (2)	167.5	139.9	*19.7*	*14.9*
Other countries	396.4	378.7	*4.7*	*7.4*
TOTAL	**2,326.1**	**2,204.3**	**5.5**	*7.7*

(1) On a like for like basis
(2) Thailand, India, and Kazakhstan (from 01.01.04)

BREAKDOWN BY ACTIVITY

In M€	September 30			
	2004	2003	%	% (1)
Cement and Clinker	1,512.0	1425.2	*6.1*	*8.7*
Aggregates / Ready-Mixed Concrete	755.1	716.1	*5.4*	*6.0*
Other	58.9	63.0	*-6.4*	*2.6*
TOTAL	**2,326.1**	**2,204.3**	***5.5***	*7.7*

(1) On a like for like basis

CONSOLIDATED ACCOUNTS:

In M€	September 30		
	2004	2003	%
Net sales	2,326.1	2,204.3	*5.5*
Operating income	447.3	402.1	*11.2*
Net income (Group share)	210.7	193.9	*8.7*

ACTIVITY

Net sales were maintained with a favourable trend compared with 2003 but with a slower growth during the 3rd quarter of 2004 (+2.6%) than the one recorded for the 1st half (+ 7.1%).

Business was sustained in the domestic markets for all countries, although a slow-down was noted for the 3rd quarter, especially in Greece after the completion of the works associated with the Olympic Games.

Overall, compared with 2003, growth in volumes was accompanied by a continued favourable trend in sales prices, but experiencing some recent pressure due to the fall in prices in Thailand and Belgium.

RESULTS

Operating income at the end of September 2004 kept up with a good growth compared with previous year (+11.2%), despite a weakening in the 3rd quarter due to the increase in operating costs, and mainly in energy costs.

Net income at the end of September which also benefited from a reduction in financial costs as well as an improvement in the contribution of companies evaluated using the equity method, amounted to 211 million euros and recorded an increase of +8.7 % compared with profits at the end of September 2003. It should be stressed that the latter had been sustained thanks to a high level of contribution from extraordinary items (+41.6 million euros) whereas 2004 experienced a negative effect (-5.6 million euros).

Net indebtedness (excluding perpetual floating rate notes) of the Group was 1,103 million euros as of 30 September 2004 as against 1,271 million euros at the end of December 2003; and which was 1,434 million euros as of 30 September 2003.

OUTLOOK

The increase in sales should keep on being positive for the last coming months with a slower pace though compared with 2003 where activity had been particularly strong.

Despite the impact of the higher cost of fuels during the 2nd part of the year and given the good performance over the last 9 months of the year, profits for 2004 should again show an improvement -excluding extraordinary items - in relation to those of 2003.

On the internet :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

APPENDIX

CIMENTS FRANCAIS GROUP
CONSOLIDATED STATEMENT OF INCOME

In M€	Year to 30.09.2004	Year to 30.09.2003
Net sales	**2,326.1**	**2,204.3**
Gross operating income	**607.5** *26.1%*	**567.5** *25.7%*
Operating income	**447.3** *19.2 %*	**402.1** *18.2%*
Net interest expense	-53.1	-69.7
Other income and expense	-5.6	41.6
Income before taxes and minority interests	**388.6** *16.7%*	**374.1** *17.0%*
Income taxes	-132.5	-120.8
Equity in net income of affiliates	15.1	6.1
Amortization and depreciation of goodwill and other intangibles	-34.2	-37.7
Net income before minority interests	**237.1** *10.2%*	**221.7** *10.1%*
Minority interests	-26.4	-27.9
Consolidated net income (Group share)	**210.7** *9.1%*	**193.9** *8.8%*

APPENDIX

CIMENTS FRANÇAIS GROUP SIMPLIFIED BALANCE SHEET AS OF 30 SEPTEMBER

In M€	**2004**	2003
Fixed assets	3,746.6	3,777.3
Current assets	310.5	302.7
Cash and cash equivalent	970.2	828.9
TOTAL ASSETS	**5,027.3**	**4,908.9**

	2004	2003
Stockholder's equity and minority interests	2,168.5	1,995.6
Perpetual floating rate notes	324.6	324.6
Other liabilities	518.0	498.1
Financial debt	1,316.1	1,424.6
Other creditors	700.1	666.0
TOTAL LIABILITIES	**5,027.3**	**4,908.9**

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
November 15th 2004

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- November 5th 2004

Sincerely yours.

Finance Department Manager

F. MOREAU

Exemption number file n° 82.3336

Paris, November 5, 2004

CIMENTS FRANÇAIS: A CONTINUING UPWARD TREND IN RESULTS

At its meeting of November 3, 2004, held under the chairmanship of Mr Yves René Nanot, the Board of Directors of Ciments Français reviewed its consolidated accounts as of September 30, 2004.
These non-audited accounts were drawn up in accordance with the Group's accounting standards.

CONSOLIDATED SALES:

At September 30, 2004, consolidated net sales amounted **2,326 million euros**, up 5.5 % compared with the figure recorded in 2003. **It progressed 7.7% on a like for like basis.** The unfavourable exchange rate impact was 56.7 million euros (-2.6%) and the perimeter effect was limited to +0.4%.

BREAKDOWN BY GEOGRAPHICAL ZONES

	September 30			
In M€	**2004**	**2003**	%	% (1)
European Union	1,345.9	1,282.5	*4.9*	*5.1*
of which France	*969.6*	*889.3*	*9.0*	*8.0*
North America	416.3	403.1	*3.3*	*13.8*
Asia (2)	167.5	139.9	*19.7*	*14.9*
Other countries	396.4	378.7	*4.7*	*7.4*
TOTAL	**2,326.1**	**2,204.3**	**5.5**	*7.7*

(1) On a like for like basis
(2) Thailand, India, and Kazakhstan (from 01.01.04)

BREAKDOWN BY ACTIVITY

In M€	September 30			
	2004	2003	%	% (1)
Cement and Clinker	1,512.0	1425.2	*6.1*	*8.7*
Aggregates / Ready-Mixed Concrete	755.1	716.1	*5.4*	*6.0*
Other	58.9	63.0	*-6.4*	*2.6*
TOTAL	**2,326.1**	**2,204.3**	*5.5*	*7.7*

(1) On a like for like basis

CONSOLIDATED ACCOUNTS:

In M€	September 30		
	2004	2003	%
Net sales	2,326.1	2,204.3	*5.5*
Operating income	447.3	402.1	*11.2*
Net income (Group share)	210.7	193.9	*8.7*

ACTIVITY

Net sales were maintained with a favourable trend compared with 2003 but with a slower growth during the 3rd quarter of 2004 (+2.6%) than the one recorded for the 1st half (+ 7.1%).

Business was sustained in the domestic markets for all countries, although a slow-down was noted for the 3rd quarter, especially in Greece after the completion of the works associated with the Olympic Games.

Overall, compared with 2003, growth in volumes was accompanied by a continued favourable trend in sales prices, but experiencing some recent pressure due to the fall in prices in Thailand and Belgium.

RESULTS

Operating income at the end of September 2004 kept up with a good growth compared with previous year (+11.2%), despite a weakening in the 3rd quarter due to the increase in operating costs, and mainly in energy costs.

Net income at the end of September which also benefited from a reduction in financial costs as well as an improvement in the contribution of companies evaluated using the equity method, amounted to 211 million euros and recorded an increase of +8.7 % compared with profits at the end of September 2003. It should be stressed that the latter had been sustained thanks to a high level of contribution from extraordinary items (+41.6 million euros) whereas 2004 experienced a negative effect (-5.6 million euros).

Net indebtedness (excluding perpetual floating rate notes) of the Group was 1,103 million euros as of 30 September 2004 as against 1,271 million euros at the end of December 2003; and which was 1,434 million euros as of 30 September 2003.

OUTLOOK

The increase in sales should keep on being positive for the last coming months with a slower pace though compared with 2003 where activity had been particularly strong.

Despite the impact of the higher cost of fuels during the 2nd part of the year and given the good performance over the last 9 months of the year, profits for 2004 should again show an improvement -excluding extraordinary items - in relation to those of 2003.

On the internet :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20

APPENDIX

CIMENTS FRANCAIS GROUP
CONSOLIDATED STATEMENT OF INCOME

In M€	Year to 30.09.2004	Year to 30.09.2003
Net sales	**2,326.1**	**2,204.3**
Gross operating income	**607.5** *26.1%*	**567.5** *25.7%*
Operating income	**447.3** *19.2 %*	**402.1** *18.2%*
Net interest expense	-53.1	-69.7
Other income and expense	-5.6	41.6
Income before taxes and minority interests	**388.6** *16.7%*	**374.1** *17.0%*
Income taxes	-132.5	-120.8
Equity in net income of affiliates	15.1	6.1
Amortization and depreciation of goodwill and other intangibles	-34.2	-37.7
Net income before minority interests	**237.1** *10.2%*	**221.7** *10.1%*
Minority interests	-26.4	-27.9
Consolidated net income (Group share)	**210.7** *9.1%*	**193.9** *8.8%*

APPENDIX

CIMENTS FRANÇAIS GROUP SIMPLIFIED BALANCE SHEET AS OF 30 SEPTEMBER

In M€	**2004**	2003
Fixed assets	3,746.6	3,777.3
Current assets	310.5	302.7
Cash and cash equivalent	970.2	828.9
TOTAL ASSETS	**5,027.3**	**4,908.9**

	2004	2003
Stockholder's equity and minority interests	2,168.5	1,995.6
Perpetual floating rate notes	324.6	324.6
Other liabilities	518.0	498.1
Financial debt	1,316.1	1,424.6
Other creditors	700.1	666.0
TOTAL LIABILITIES	**5,027.3**	**4,908.9**